December 17, 2010
BY EDGAR CORRESPONDENCE

Justin Dobbie
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Burger King Holdings, Inc. Registration Statement on Form S-4 Filed November 15, 2010 File No. 333-170614 Form 10-K Filed August 26, 2010 File No. 001-32875
Dear Mr. Dobbie:
     On behalf of Burger King Holdings, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated December 10, 2010, and the oral comments from David Humphrey on December 9, 2010 regarding the Company’s Registration Statement on Form S-4 (“Form S-4”), filed with the Commission on November 15, 2010, and the Company’s Form 10-K, filed with the Commission on August 26, 2010 (“Form 10-K”). In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Justin Dobbie
December 17, 2010

Form S-4 filed November 15, 2010
General
1.	Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-4 registration statement.

As discussed with David Humphrey on December 9, 2010, the Company confirms that it will include the requested disclosure in the Form 10-K for the fiscal year ended December 31, 2010.

2.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, I988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

We have submitted herewith a supplemental letter stating that the Company is registering the exchange notes to be issued in the exchange offer in reliance on the Staff’s position contained in the no-action letters referenced above, and making the representations required by such no-action letters.
Pro Forma Financial Information
Unaudited Pro Forma Condensed Consolidated Statement of lncome, page 30
3.	Please revise your filing to include a pro forma condensed consolidated statement of income for the fiscal year ended June 30, 2010, as required by Rule 11-2(c)(2)(i) of Regulation S-X.

Amendment No. 1 to the Form S-4 filed with the Commission today includes the requested pro forma information.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Justin Dobbie
December 17, 2010

Exhibit 5.1
4.	Please revise part (d) of the third paragraph to clarify that counsel has only relied upon information, representations and warranties with respect to factual matters.

The opinion has been revised accordingly.

5.	Please delete the last sentence of the third paragraph. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

The opinion has been revised to delete the last sentence of the third paragraph.

6.	Please delete the second-to-last paragraph as this limits the opinion to a date prior to effectiveness or confirm that you will re-file the opinion on the date of effectiveness.

The opinion has been revised to delete the second-to-last paragraph.

7.	The legality opinion must address the laws of the states of incorporation of all registrants and all guarantors. We note from the first paragraph of the opinion that Holdings is a Delaware corporation and from the Table of Additional Registrants preceding the outside cover page of the prospectus that there are subsidiary guarantors organized or incorporated in the states of Delaware, Florida, Louisiana, New Mexico and Texas. However the third-to-last paragraph of the opinion states that counsel expresses “no opinion as to matters governed by any laws other than the laws of the State of New York, the State of Florida and the Federal laws of the United States of America.” Please revise the legality opinion to address the laws of the states of incorporation of all registrants and all guarantors.

The opinion has been revised to delete the third-to-last paragraph.
Amended Form 10-K filed September 20, 2010
Executive Compensation, page 10
8.	We note on page ten that the compensation committee made decisions with respect to outstanding cash and equity awards and employment agreements with named executive officers that are reflected in a Schedule 14d-9 filed on September 16, 2010 but were not included in the compensation discussion and

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Justin Dobbie
December 17, 2010

analysis. Please tell us why you did not include this information in light of Instruction 2 to Item 402(b) of Regulation S-K.

As discussed in our Form 8-K filed with the SEC on September 3, 2010 and in our Schedule 14d-9 filed with the SEC on September 16, 2010 (the “Schedule 14d-9”), in connection with the proposed acquisition of the Company by 3G Special Situations Fund II, L.P. (“3G”) (the “Merger”), on August 31, 2010 the Compensation Committee approved, and on September 1, 2010 the Company entered into, amendments to the employment agreements of Messrs. Chidsey, Wells, Smith and Chwat (the “Transition Executives”) which provided, among other things, that upon consummation of the Merger, (1) Messrs. Chidsey and Wells and Ms. Chwat would remain employed with the Company for a period of six months, (2) each of the Transition Executives would receive transition bonuses pursuant to the terms set forth in the executive’s respective amendment, (3) the non-competition and non-solicitation covenants would be extended from one year following their termination to two years following their termination, and (4) each Transition Executive would agree to modify his or her right to terminate for good reason, including waiving that right due to any change in his or her duties resulting from consummation of the Merger. Additionally, the Company and the Transition Executives agreed to escrow a portion of the cash received as a result of the settlement of the equity grants made on August 25, 2010. In addition, the Compensation Committee approved entering into an amendment to the employment agreement of Mr. Fallon, effective upon the closing of the Merger, which would increase his severance payments to two times the sum of base salary, benefits or perquisite allowance (as applicable) and target bonus for the year of termination.

In the Company’s Compensation Discussion and Analysis for the June 30, 2010 fiscal year (“CD&A”), which was originally included in the Company’s Information Statement pursuant to Schedule 14(f) as an Annex to the Schedule 14d-9 and then also filed as part of the Company’s 10-K/A filed on September 20, 2010, the Company clarified that the decisions taken by the Compensation Committee in connection with the Merger were discussed in the Schedule 14d-9 and were not reflected in the CD&A. The Company believed that it was important for investors to understand the compensation decisions taken and compensation paid to its named executive officers for fiscal 2010 absent the pending Merger, which at the time of filing of the CD&A was subject to satisfaction of conditions to the tender offer which had been launched on September 16, 2010.

With respect to disclosure of actions taken after the end of the fiscal year, Instruction 2 to Item 402(b) provides that:
“Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Justin Dobbie
December 17, 2010

policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year (emphasis added).”
The Company did not include a specific discussion of these revisions, as those decisions did not affect a fair understanding of the named executive officer’s compensation for the prior year, and were effective only if the Merger closed. Accordingly, we do not believe that specific information with respect to the actions taken by the Compensation Committee with respect to the named executive officers, which were contingent on the completion of the Merger, was required to be included in the CD&A for the June 30, 2010 fiscal year.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Justin Dobbie
December 17, 2010

     If you have any questions regarding the above, please contact the undersigned at (305) 789-7548 or Laurie Green at (954) 468-7808.

Sincerely yours, HOLLAND & KNIGHT LLP
By:	/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Burger King Holdings, Inc. Bernardo Hees Anne Chwat, Esq. Daniel Schwartz Ben K. Wells